UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
           Washington, D.C. 20549


                 FORM 12b-25


NOTIFICATION OF LATE FILING
(CHECK ONE):

[X] Form 10-K       [ ] Form 20-F  [ ] Form
11-K      [ ] Form 10-Q  [ ] Form N-SAR

     For the Period Ended:     December 31, 1997

          [ ]  Transition Report on Form 10-K
          [ ]  Transition Report on Form 20-F
          [ ]  Transition Report on Form 11-K
          [ ]  Transition Report on Form 10-Q
          [ ]  Transition Report on Form N-
SAR
          For the Transition Period Ended:



Read Attached Instruction Sheet Before
Preparing Form.  Please Print or Type.

   Nothing in this form shall be construed
to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
  N/A

Part I -    Registrant Information

Full Name of Registrant:      Krupp
Institutional Mortgage Fund Limited
            Partnership

Former Name if Applicable:              N/A


470 Atlantic Avenue, Boston, Massachusetts
                   02210
(Address of principal executive offices)
                  (Zip Code)




Part II - Rules 12b-25(b) and (c)



If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-
25(b), the following should be completed.
(Check box if appropriate)

[ ]    (a)  The reasons described in
reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)  The subject annual report, semi-
annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c)  The accountant's statement or other exhibit required
            by Rule 12b-25(c) has been attached if applicable.



Part III - Narrative



State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period:

   The Partnership was unable to finish
compiling the financial data necessary to file complete and accurate financial statements.



Part IV - Other Information



   (1)      Name and telephone number of
person to contact in regard to this
notification:

         Wayne H. Zarozny         617
        423-2233
              (Name)          (Area Code)
   (Telephone Number)

   (2)      Have all other periodic reports
required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section
30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).


   [X] Yes  [ ] No

   (3)      Is it anticipated that any
significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


   [X] Yes  [ ] No

If so: attach an explanation of the
anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

   Total income in 1997, increased $721,288 as compared to 1996, due to bad debt recovery recorded in 1997 and an increase in interest income on mortgage notes. The Partnership recorded recovery of bad debt totaling
$672,987 on the outstanding mortgage notes receivable balance on its related mortgage loans, based on the selling prices of the underlying properties less estimated costs to sell. Interest income increased $48,301 as a result of increased cash flow payments received from the underlying properties.

   Total expenses in 1997, as compared to
   1996, remained relatively stable.

                  SIGNATURE


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 1st day of April, 1998.


               KRUPP INSTITUTIONAL MORTGAGE
FUND LIMITED
               PARTNERSHIP

               By:
               The Krupp Corporation, a
                  General Partner


               By:/s/ Wayne H. Zarozny
                  Wayne H. Zarozny, Treasurer
                  of The Krupp Corporation